Richard A. Kline +1 650 752 3139 RKline@goodwinlaw.com	Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100

March 12, 2019
Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Slack Technologies, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted February 1, 2019
CIK No. 0001764925
Dear Mr. Spirgel:
This letter is submitted on behalf of Slack Technologies, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted on February 1, 2019 (the “Draft Registration Statement”), as set forth in your letter dated March 1, 2019 addressed to Stewart Butterfield, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Draft Registration Statement (“Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.
For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.
The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement).

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
March 12, 2019

Our Business Model, page 4

1.	Provide your definition of Net Dollar Retention Rate where you first mention it in the prospectus.

RESPONSE: In response to the Staff’s comment, the Company has revised page 5 of the Amended Draft Registration Statement to provide a cross-reference to the definition of Net Dollar Retention Rate on page 70 of the Amended Draft Registration Statement.

2.
To provide context, disclose whether the 9 million daily active users you reference include users of your free version. Please clarify if the statement that your users are highly engaged also describes the activity of your customers that use your free version.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 1, 4, 64, 89, and 92 of the Amended Draft Registration Statement to clarify that the Company’s 10 million daily active users, as of January 31, 2019, includes users on a Free subscription plan. In response to the Staff’s comment, the Company has also revised pages 4 and 92 of the Amended Draft Registration Statement to clarify that the Company’s highly engaged users include users on a Free subscription plan.
Our Market Opportunity, page 5

3.
With respect to your estimate of the size of the market opportunity for Slack here and on page 92, clarify your disclosure by addressing the scope of your estimate. For example, disclose whether management views this as the size of the market opportunity for other workplace communication companies as a whole, or if it is specific to Slack. Also, balance this disclosure with a discussion of the increasing number of competitors in the industry and clarify that your estimate may not be reflective of the actual market for your product.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 6 and 94 of the Amended Draft Registration Statement to (i) clarify that the estimated market opportunity is the market opportunity for providers of workplace business technology software platforms for communication and collaboration, not just the Company, and (ii) to discuss an increase in competitors in the market and the risk that the Company’s estimated market size may not be reflective of the actual market.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
March 12, 2019

Risk Factors
A security incident may allow unauthorized access to our systems, networks, or data or our customers’ data, harm our reputation…, page 19

4.	Summarize the material details of your March 2015 security incident.
RESPONSE: In response to the Staff’s comment, the Company has revised page 20 of the Amended Draft Registration Statement to summarize the material details of the March 2015 security incident.

5.	Describe the nature of the board's role in overseeing cybersecurity risk management.
RESPONSE: In response to the Staff’s comment, the Company has revised pages 20 and 112 of the Amended Draft Registration Statement to describe the nature of the board’s role in overseeing cybersecurity risk management.
Risks Related to Ownership of Our Class A Common Stock, page 44

6.
We note that your restated certificate of incorporation contains a corporate opportunity waiver provision. Discuss the scope of this provision, and explain how it will impact holders of your common stock. For example, describe how any potential conflict of interest could have a material adverse effect on your business, financial condition, results of operations, or prospects.

RESPONSE: The Company advises the Staff that while the Company’s current restated certificate of incorporation contains a corporate opportunity waiver provision, the Company intends to adopt an amended and restated certificate of incorporation in connection with the Company’s listing of Class A common stock and such amended and restated certificate of incorporation will not include a corporate opportunity waiver provision.
The public price of our Class A common stock may be volatile, and could, upon listing...decline significantly and rapidly, page 45

7.
You disclose that your financial advisors "will be available to consult with the designated market marker," who will be setting the opening public price of your Class A common stock. Clarify that the applicable listing rules require consultation between the DMM and the financial advisor(s) regarding the ownership of the Company's common stock and prelisting selling and buying interest in the Company's common stock that the financial advisors become aware of from potential investors and holders of common stock (e.g., holders of RSUs).

RESPONSE: In response to the Staff’s comment, the Company has revised pages 46 and 47 of the Amended Draft Registration Statement to clarify that the New York Stock Exchange listing rules require consultation between the DMM and the financial advisors

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
March 12, 2019

of the Company in connection with setting the opening price of the Company’s Class A common stock and that the financial advisors are expected to provide certain information to the DMM that is relevant to setting the opening price of the Company’s Class A common stock.

8.
Discuss whether brand awareness or recognition of your product by retail investors might factor into demand for your shares upon listing. Address whether any perceived or actual lack of consumer awareness of the Company may increase volatility in the share price.

RESPONSE: In response to the Staff’s comment, the Company has revised page 47 of the Amended Draft Registration Statement to discuss the potential effect brand awareness by retail investors or any lack of consumer awareness might have on the share price of the Company’s Class A common stock upon listing.
The dual class structure of our common stock has the effect of concentrating voting control..., page 48

9.
Disclose the risk that due to the Company's dual class share structure, the Company's Class A common stock may be ineligible for inclusion in certain stock market indices, which could adversely affect share price and liquidity.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 49 and 50 of the Amended Draft Registration Statement to explain the risk that the Company’s Class A common stock may be ineligible for inclusion in certain stock market indices, which could in turn have an adverse effect on the trading and market price of the Class A common stock.

10.
Disclose that any future issuances of Class B shares may be dilutive to Class A stockholders. Also address any risks associated with the possibility that one or more institutions currently holding your Class B stock may gain outsized voting control if other Class B holders sell or otherwise convert their shares. We note that four of your current Class B stockholders currently hold, together, over 54% of voting shares.

RESPONSE: In response to the Staff’s comment, the Company has revised page 49 of the Amended Draft Registration Statement to (i) disclose that while the Company does not expect to issue any additional shares of Class B common stock following the listing of the Class A common stock, any future issuances of Class B common stock may be dilutive to holders of Class A common stock and (ii) discuss the possibility that one or more holders of Class B common stock could gain significant voting control if other holders of Class B common stock sell or otherwise convert their shares into Class A common stock.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
March 12, 2019

Our amended and restated bylaws will designate a state or federal court located within the State of Delaware as the exclusive forum..., page 51

11.
We note your risk factor disclosure that your amended and restated bylaws identify the Court of Chancery of the State of Delaware (subject to certain exceptions) as the exclusive forum for certain litigation, including any “derivative action.” We also note your disclosure on page 133 that the federal district court for the District of Delaware will have alternate jurisdiction for such claims. Please disclose whether this provision applies solely to state law claims. If it does not apply solely to state law claims, then please note that that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision is intended to apply solely to state law claims, please also ensure that the exclusive forum provision in the amended and restated bylaws states this clearly.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 53 and 140 of the Amended Draft Registration Statement to clarify that the exclusive forum provision does not preclude stockholders that assert claims under the Securities Act from bringing such claims in state or federal court, subject to applicable law. In addition, the Company will also ensure that the exclusive forum provision in the amended and restated bylaws states this clearly.
RSU Sales, page 55

12.
Explain why the listing of your Class A shares will result in the vesting and settlement of outstanding RSUs. Disclose the possibility that such sales could result in an overhang of shares available, which could in turn affect the share price and orderly trading.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 46, 50 and 57 of the Amended Draft Registration Statement to explain that the listing will result in satisfaction of the performance condition of the RSUs, resulting in the vesting and settlement of outstanding RSUs for which the service-based condition has been fulfilled. The Company has also revised page 50 of the Amended Draft Registration Statement to discuss the risk that an oversupply of shares due to sales by holders of RSUs could also adversely impact the public price of the Class A common stock once listed on the NYSE.

13.
Clarify whether RSUs that vest and settle on the first day of trading expose their holders to out-of-pocket tax liability if opening trading is volatile resulting in the supply of shares far exceeding the demand for the Company's shares.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 50 and 57 of the Amended Draft Registration Statement to clarify that if the market price of the Class A common stock on the NYSE is volatile or if there is an oversupply of shares of

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
March 12, 2019

Class A common stock and holders are unable to sell their shares, holders of RSUs would still be responsible for funding the tax withholding and remittance obligations arising in connection with the vesting and settlement of their RSUs and could have to fund such amounts with cash.
Capitalization, page 57

14.
Your disclosures on page F-8 suggest that the unaudited pro forma balance sheet information in your financial statements will give effect to RSUs that are expected to vest and settle upon listing of the Class A common stock. Please tell us why the pro forma column of your capitalization table on page 57 excludes the impact of vesting RSUs.

RESPONSE: In response to the Staff’s comment, the Company has revised page 59 of the Amended Draft Registration Statement to include the RSUs that are expected to vest and settle upon listing of the Class A common stock in the pro forma adjustments for the capitalization table.
Selected Consolidated Financial Data and Other Data, page 59

15.	Please revise your consolidated balance sheet data table on page 60 to include a pro forma column similar to the one provided on page 10.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that while it has presented pro forma balance sheet disclosure on page 11 of the Amended Draft Registration Statement, it has elected not to include a pro forma column in its consolidated balance sheet data table. The Company notes that Item 301 of Regulation S- K (Selected Financial Data) under the Securities Act of 1933, as amended, does not require a pro forma balance sheet to be disclosed.
Key Business Metrics, page 60

16.
We note that you consider your ability to convert customers who use your free subscription plan into paying customers an important part of your business model (page 64). Therefore, you should provide metrics on the number of non-paying customers and number of non-paying customers converted to paid customers for the periods being presented.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 4, 64, 92, and 100 of the Amended Draft Registration Statement to disclose that it has more than 500,000 organizations with three or more users using its Free subscription plan as of January 31, 2019.
With respect to the Staff’s comment regarding disclosure of the number of non-paying customers converted to paid customers for the periods being presented, the Company respectfully advises the Staff that because many customers, even large corporations, have

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
March 12, 2019

teams of users on multiple, separate free and/or paid plans, and because individual users can have multiple, separate subscriptions to any number of those subscription plans, the Company does not believe the number of non-paying customers converted to paid customers will be helpful to investors in evaluating the Company’s performance. Furthermore, the Company’s revenue increase in any given period is comprised of a mix of (i) new customers subscribing to a paid subscription plan, some of whom are existing non-paying customers converting to paid subscriptions, and (ii) existing paying customers upgrading to more expensive subscription plans, which the Company highlights in its period-over-period revenue fluctuation discussion in the section of the Amended Draft Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Separate disclosure of non-paying customers’ conversions to paid subscriptions would not meaningfully enhance an investor’s understanding of the Company’s business or financial results.
Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 62

17.	Discuss management's plan for profitability in light of your net losses for the years ended January 31, 2017 and 2018.
RESPONSE: In response to the Staff’s comment, the Company has revised page 64 of the Amended Draft Registration Statement to discuss management's plan for profitability in light of the Company’s historical net losses.
Factors Affecting our Performance, page 64

18.
Explain the importance of monthly recurring revenue and annual recurring revenue to evaluating the financial condition and operations of your business. Clarify how ARR differs from MRR, whether MRR takes into account revenue from customers across all of your subscription plans, and whether MRR is calculated on an annual or quarterly basis.

RESPONSE: In response to the Staff’s comment, the Company has revised page 70 of the Amended Draft Registration Statement to provide additional information regarding its calculation of Monthly Recurring Revenue, or MRR.
Our Subscription Plans, page 97

19.	Provide a breakdown in the number of your Free, Standard, Plus and Enterprise Grid customers.
RESPONSE: In response to the Staff’s comment, the Company has revised pages 4, 64, 92, and 100 of the Amended Draft Registration Statement to disclose that it has more than 500,000 organizations with three or more users using its Free subscription plan as of January 31, 2019.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
March 12, 2019

The Company respectfully advises the Staff that it believes that providing a breakdown in the number of customers on its Standard, Plus and Enterprise Grid subscription plans will not meaningfully enhance an investor’s understanding of the Company’s business. Customers can and do subscribe to multiple subscription plans simultaneously for a variety of reasons. As a result, adding up the number of customers on each of the Standard, Plus and Enterprise Grid subscription plans will overstate the Company’s number of Paid Customers. The Company further advises the Staff that it has disclosed in the Amended Draft Registration Statement that it has more than 88,000 Paid Customers, which the Company believes provides meaningful information to an investor regarding the Company’s base of Paid Customers. The Company generates revenue based on sales of subscription plans, whether those Paid Customers are on Standard, Plus or Enterprise Grid subscription plans.
Competition, page 103

20.	Include a brief discussion of competitors that may offer a niche service or more narrow product offering. Explain how management views any such competitors offering a free or discounted service.
RESPONSE: In response to the Staff’s comment, the Company has revised page 105 of the Amended Draft Registration Statement to include a brief discussion of competitors that offer a niche service or more narrow product offering and to explain how management views such competitors offering a free or discounted service.
Executive Compensation
Summary Compensation Table, page 112

21.
We note that your summary compensation table is blank and includes placeholders only for 2019. In your next amendment, revise your executive and director compensation section to include all required disclosures.

RESPONSE: In response to the Staff’s comment, the Company has revised the executive and director compensation section to include all required disclosures.
Executive Employment Arrangements, page 113

22.	Disclose the material terms of the confirmatory offer letters that you plan to enter into with each of your named executive officers and the purpose of such agreements.
RESPONSE: In response to the Staff’s comment, the Company has revised pages 115 and 116 of the Amended Draft Registration Statement to disclose the material terms of offer letters with named executive officers and the purpose of such agreements.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
March 12, 2019

Principal and Registered Stockholders, page 126

23.
We note your statement that you "will have no input if and when any Registered Stockholder may, or may not, elect to sell their shares of common stock or the prices at which any such sales may occur." Qualify this statement with disclosure about how the Company will facilitate immediate sales of common stock on behalf of the Registered Stockholders who hold vesting RSUs.

RESPONSE: In response to the Staff’s comment, the Company has revised page 130 of the Amended Draft Registration Statement to disclose the Company’s expectations regarding sales by holders of RSUs whose RSUs will vest and settle in connection with the listing of the Company’s Class A common stock.

24.	Include a separate line entry in the table reflecting the group of Registered Stockholders holding RSUs who are expected to sell their common stock immediately.
RESPONSE: In response to the Staff’s comment, the Company has revised page 132 of the Amended Draft Registration Statement to include a separate line entry in the table reflecting the group of Registered Stockholders holding RSUs who are expected to sell their common stock immediately.
Description of Capital Stock
Class A Common Stock and Class B Common Stock
Conversion, page 131

25.	Describe each of the "certain permitted transfers" that will not result in Class B common stock automatically converting into Class A common stock.
RESPONSE: In response to the Staff’s comment, the Company has revised pages 136 and 137 of the Amended Draft Registration Statement to describe each of the permitted transfers that will not result in Class B common stock automatically converting into Class A common stock.

26.	Discuss the purpose of the "sunset provision" for your Class B common stock, and the effect this provision may have on the concentration of voting power of your stock in the future.
RESPONSE: In response to the Staff’s comment, the Company has revised page 137 of the Amended Draft Registration Statement to explain that the purpose of the “sunset provision” on the dual class structure is so that all holders of common stock will have the same number of votes per share after a set period of time or following an affirmative vote of two-thirds of the outstanding Class B common stock. The Company has also revised page 49 of the Amended Draft Registration Statement to discuss the risks associated with the potential concentration of voting power in the future.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
March 12, 2019

Sale Price History of Our Common Stock, page 138

27.
Clarify whether there have been any private transactions in your Class A common stock, and if so, disclose the high and low sales prices of those private transactions for the relevant periods. Also clarify whether the DMM in consultation with your financial advisors is expected under applicable NYSE Listing Rules to consider the private trading history of the Class B common stock in setting the opening public price.

RESPONSE: In response to the Staff’s comment, the Company has revised page 144 of the Amended Draft Registration Statement to clarify that there have been no private transactions in the Company’s Class A common stock and to clarify that the DMM, in consultation with the Company’s financial advisors, is expected to consider the history of private sales of the Company’s Class B common stock (which is convertible into Class A common stock), among other factors at the discretion of the financial advisors and DMM, in setting the opening public price.
Plan of Distribution, page 143

28.
You state that your financial advisors are expected to provide input to the DMM regarding their understanding of the ownership of your outstanding common stock and pre-listing selling and buying interest in your Class A common stock. Disclose how, in accordance with this process, Morgan Stanley and your other financial advisors will become aware of pre-listing selling and buying interest in your Class A common stock. For example, state whether the advisors will consult with Registered Stockholders, including institutional investors and RSU holders.

RESPONSE: In response to the Staff’s comment, the Company has revised page 149 of the Amended Draft Registration Statement. The Company advises the Staff that, as indicated in the Adopting Release for NYSE Rule 104(a)(2) (Release No. 34-82627), Morgan Stanley and the Company’s other financial advisors are expected “to provide input to the DMM regarding expectations of where such a new listing should be priced, based on pre-listing selling and buying interest and other factors that would not be available to the DMM through other sources,” in order to help the DMM effect a fair and orderly opening trading price. To comply with the requirements of Rule 104(a)(2) of the NYSE Listing Company Manual, the Company expects Morgan Stanley and the Company’s other financial advisors will consult with potential investors and holders of its Class A common stock in order to gather their views, which will be shared with the DMM. The Company expects this will include consultations with certain institutional investors (which may include certain of the Registered Holders), but will not include consultations with the RSU holders for purposes of providing input to the DMM. The Company further notes that Morgan Stanley and the Company’s other financial advisors will not (i) conduct any price discovery activities on the Company’s behalf, (ii) share any information provided by such potential investors and holders of its Class A common stock with the Company or (iii) effect any buy or sell orders prior to the listing. The

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
March 12, 2019

Company advises the Staff that the financial advisors have full-service brokerage operations and may, without direction by the Company, engage in sales and trading activities, which may occur pursuant to the Registration Statement following the listing of the Company’s Class A common stock on the NYSE. The Company notes that, in accordance with NYSE rules, the DMM is solely responsible for opening of trading in the shares and is not bound by input received from the Company’s financial advisors.

29.
We note that there has been private trading in your Class B common stock during the last twelve months. Clarify whether the DMM in consultation with your financial advisors will consider these trades in determining the opening public price.

RESPONSE: The Company advises the Staff that it expects the DMM, in consultation with the Company’s financial advisors, to consider the history of private sales of the Class B common stock (which is convertible into Class A common stock), among other factors at the discretion of the financial advisors and DMM, in setting the opening public price.
Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies
Revenue Recognition, page F-9

30.
Please provide us with a specific and comprehensive discussion of the terms in certain of your contracts that give you the right to bill for additional usage. Clarify why this usage is not included in your transaction price. Reference ASC 606-10-32-5.

RESPONSE: The Company advises the Staff that the disclosure of the variable consideration for the right to bill for additional usage, and an assessment of the corresponding constraint on such variable consideration, is included in page F-9 of the consolidated financial statements for the fiscal year ended January 31, 2018, which for the convenience of the Staff has been replicated here and states: “Certain contracts give the Company a right to bill for additional usage, and this is deemed variable consideration that is constrained because there is no certainty that customers will add users. As such, the right to bill for additional usage is not included within the transaction price for these contracts and so is not recognized as revenue until the additional usage occurs, as recording an estimate may result in a significant reversal of revenue.”
As the Staff notes, the Company has disclosed that it enters into contracts with customers that may include terms stating that the Company has the right to bill for additional usage. An example of the related language in such contracts is as follows: “The Company will also invoice Customer at quarterly intervals, on a pro rata basis, for both 1) amounts owed during the preceding quarter (as applicable) for any increase in Authorized Users and 2) amounts owed for additional Authorized Users going forward until Customer’s next subscription renewal date.”

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
March 12, 2019

These contract terms provide the Company the right to invoice for incremental usage on specified billing dates, at the same price per user as the initially contracted subscription. At the inception of a customer agreement, an invoice is generated and sent to the customer based on a fixed contractual value and, on subsequent billing dates, total consideration is adjusted for incremental usage related to the preceding period and for the remainder of the subscription term. Any subscriptions for incremental users will terminate on the same date as the original contractually stated end date.
The Company advises the Staff that an estimate of the incremental usage is not included in the transaction price of these contracts, as prescribed by ASC 606-10-32-5, as it is not probable that a significant reversal in the amount of cumulative revenue recognized would not occur once the uncertainty is resolved. The Company assesses significance at the contract level rather than the aggregate impact to the consolidated financial statements, noting that it applies the guidance on transaction price, including constraints, at the contract level based on discussions at the January 2015 Transition Resource Group (“TRG”) meeting and as documented in their basis for conclusions paragraph 234, as documented in TRG Agenda Ref 14 on Variable Consideration. The Company specifically reviewed the factors described in ASC 606-10-32-12 when assessing the likelihood of significant revenue reversal.
The Company’s experience regarding such usage data for contracts that include the right to bill for incremental usage has been limited historically, and is based on customer usage patterns that are outside the Company’s direct influence as they are based on the customer’s actions. In addition, the Company’s experience through fiscal 2018 had limited predictive value due to the large number and broad range of actual usage outcomes. Based on the Company’s increased volume of historical data, the Company has been able to estimate the incremental revenue on a quarterly basis for fiscal 2019. The Company notes that the estimated revenue accrual recorded for the incremental usage in fiscal 2019 was not material (less than $100,000). The Company expects the above disclosure regarding the application of the variable consideration constraint to be adjusted in the Amended Draft Registration Statement when it inserts updated financial statements for fiscal 2019.
General

31.
We note your dependence on services from Amazon Web Services to maintain your infrastructure. Accordingly, please file your amended agreement with AWS as an exhibit to the registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has reviewed its arrangements and relationship with AWS, and, based on that review, believes that it is not required to file the customer agreement with AWS as a material contract. The customer agreement with AWS is the type of arrangement that typically accompanies the kind of business conducted by the Company in the ordinary course. While AWS is a leading provider of cloud infrastructure, other companies do provide comparable offerings, including

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
March 12, 2019

companies with resources that are comparable to those of AWS, such as AT&T Global Services, Google, Hewlett Packard, IBM, Microsoft and Oracle, and the Company believes that these providers could provide it with services to host the Company’s infrastructure that are substantially similar to those that it receives from AWS. In addition, even though the Company’s infrastructure is entirely in the cloud, the Company believes that it could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. While transitioning the cloud infrastructure currently hosted by AWS to alternative providers could potentially be disruptive and the Company may incur significant costs for a short period, it would not cause substantial harm to the Company’s business or results of operations over the longer term. For the foregoing reasons, the Company does not believe that its business is substantially dependent on its arrangements with AWS, and therefore does not believe it is required to file the customer agreement as an exhibit under Item 601(b)(10)(ii)(B) of Regulation S-K.

32.	Supplementally provide us with copies of your agreements with your financial advisors.
RESPONSE: The Company has supplementally provided the Staff with its engagement letters with its financial advisors.

[Signature Page Follows]

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
March 12, 2019

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3139.

Sincerely,

/s/ Richard A. Kline
Richard A. Kline

cc:	Joshua Shainess, Securities and Exchange Commission
Robert S. Littlepage, Securities and Exchange Commission
Lisa Etheredge, Securities and Exchange Commission
Stewart Butterfield, Slack Technologies, Inc.
David Schellhase, Slack Technologies, Inc.
Gabe Stern, Slack Technologies, Inc.
Amanda Westendorf, Slack Technologies, Inc.
David W. Van Horne, Goodwin Procter LLP
Sarah B. Axtell, Goodwin Procter LLP